UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 6632 / June 25, 2024

_____

In the Matter of   :
                                                                            :
Jeffrey Management Company   :
140 East Town Street, Suite 1400   :
Columbus, OH 43215   :
                                                                            :
(803-00265)   :
_____ :

ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940

Jeffrey Management Company (the "Applicant") filed an application on September 26, 2023, and amended applications on March 18, 2024, April 9, 2024 and April 22, 2024, for an order under section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Act"). The order would declare the Applicant to be a person not within the intent of section 202(a)(11) of the Act, which defines the term "investment adviser."

On May 30, 2024, a notice of the filing of the application was issued (Investment Advisers Act Release No. IA-6617). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, and the amendments thereto, that the Applicant is a person not within the intent of section 202(a)(11) of the Act. Accordingly,

IT IS ORDERED, under section 202(a)(11)(H) of the Act, that the requested exemption by the Applicant (File No. 803-00265) is granted, effective immediately, subject to the conditions in the application as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.